Exhibit 99.2

GREENFIRE
RESOURCES

Q3

MANAGEMENT'S DISCUSSION & ANALYSIS

For the three and nine month periods ended September 30, 2026

Greenfire Resources Ltd.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Greenfire Resources Ltd. (“Greenfire” or the “Company”) is dated November 8, 2026, which is the date this MD&A was approved by the Board of Directors of the Company (the “Board of Directors”), and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements (“financial statements”) and notes thereto for the three and nine months ended September 30, 2026 and 2025, and the audited consolidated financial statements for the years ended December 31, 2025 and 2024 (“annual financial statements”) and the related MD&A. The financial statements, including the comparative figures, were prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board.

Additional information about Greenfire has been filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (the “SEC”) and is available on SEDAR+ at www.sedarplus.ca, including Greenfire’s Annual Information Form, dated March 12, 2026 (the “2025 AIF”), which is also filed with the SEC under cover of Form 40-F. Information contained in or otherwise accessible through our website, even if referred to in this MD&A, does not constitute part of this MD&A and is not incorporated by reference into this MD&A.

This MD&A contains forward-looking information based on the Company’s current expectations and projections. For information on the material factors and assumptions underlying such forward-looking information, refer to the “Forward-Looking Statements” section of this MD&A. Refer to the “Abbreviations” section of this MD&A for information regarding abbreviations used in this MD&A.

This MD&A contains non-GAAP financial measures and non-GAAP financial ratios (the “Non-GAAP Measures”). Non-GAAP measures include adjusted EBITDA, operating netback, operating netback, excluding realized gain (loss) on risk management contracts, effective royalty rate, capital expenditures, adjusted funds flow, adjusted free cash flow (deficit), available funding, and net surplus (debt). When non-GAAP measures are expressed on a per barrel basis, they are non-GAAP ratios. This MD&A also contains supplementary financial measures derived from IFRS Accounting Standards. Supplementary financial measures include gross profit (loss), and depletion. For additional information regarding these non-GAAP and supplementary financial measures refer to the “Non-GAAP and Other Financial Measures” section of this MD&A.

All financial information included in this MD&A is presented in Canadian dollars (“$” or “C$”), unless otherwise noted. Certain dollar amounts have been rounded to the nearest million dollars or thousand dollars, as noted, and tables may not add due to rounding. Unless indicated otherwise, production volumes and per unit statistics are presented throughout this MD&A on a “gross” basis as determined in accordance with National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities, which is the Company’s gross working interest basis before deduction of royalties and without including any royalty interests of the Company. Dollar per barrel ($/bbl) figures presented throughout this MD&A are based upon sold bitumen barrels unless otherwise noted. The Company monitors and reviews financial information on a per barrel basis for comparability to prior period results and to analyze the Company’s competitiveness relative to its peer group.

DESCRIPTION OF BUSINESS

Greenfire is an oil sands producer focused on the development of its long-life and low-decline thermal oil assets in the Athabasca region of Alberta, Canada, with its registered offices in Calgary, Alberta. Greenfire plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth. As part of the Company’s commitment to operational excellence, safe and reliable operations remain a top priority for Greenfire.

Greenfire’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “GFR”. At September 30, 2026, approximately 72.0% of the Company’s common shares were owned by certain limited partnerships comprising Waterous Energy Fund and its affiliates (collectively, “WEF”).

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 2

GREENFIRE’S ASSETS AND STRATEGY

Greenfire’s principal assets are the Hangingstone and Great Divide assets. The Hangingstone asset consists of two Steam-Assisted Gravity Drainage (“SAGD”) oil production facilities: the Expansion Asset (“HE Asset”) and the Demo Asset. Located approximately 50 kilometers south of Fort McMurray, Alberta, these facilities are operated by Greenfire, with the Company holding a 75% working interest in the Expansion Asset and a 100% working interest in the Demo Asset. The Great Divide asset consists of two SAGD oil production facilities, Pod One and Algar, in which the Company holds 100% working interests. The Great Divide asset is located approximately 70 kilometers south of Fort McMurray, Alberta.

The Company’s strategic objective is to manage and enhance its asset portfolio to maximize long-term net asset value per share for Greenfire shareholders. This goal is expected to be achieved by investing in proven, industry-standard SAGD optimization techniques, which are designed to increase production levels to leverage existing facility spare capacities, while maintaining disciplined control over its operating cost structures.

RECENT DEVELOPMENTS

Connacher Acquisition

On August 5, 2026, Greenfire completed the previously announced acquisition of all issued and outstanding common shares of Connacher Oil and Gas Limited (“Connacher”) for total cash consideration of $1.297 billion (the “Acquisition”). Connacher’s operating and financial results have been included in Greenfire’s consolidated results from the date of Acquisition.

Rights Offering

On September 16, 2026, Greenfire completed a rights offering of its common shares to its shareholders (the “2026 Rights Offering”). The 2026 Rights Offering resulted in the issuance of approximately 115.0 million common shares for gross proceeds of $774.3 million. Refer to the “Capital Resources and Liquidity – Rights Offerings” section in this MD&A for additional details.

Increased Revolving Credit Facility

On August 5, 2026, in connection with the Acquisition, Greenfire closed the upsizing of its Senior Credit Facility from $275.0 million to $1.0 billion. The Senior Credit Facility now matures on August 5, 2028. Refer to the “Capital Resources and Liquidity – Senior Credit Facility” section in this MD&A for additional details.

Drilling and Development Update

Greenfire has completed drilling twenty-six well pairs across three new pads at the Expansion Asset and is targeting a return to full plant capacity of ~26,000 bbls/d (100% W.I.) by 2028.

HE Pad 7 (14 Well Pairs): Drilling was completed and steam injection commenced in the third quarter of 2026. First oil was achieved in November 2026, with production expected to ramp through the third quarter of 2027.

HE Pad 5SE (3 Well Pairs): Drilling was completed in the third quarter of 2026. First steam is anticipated in the fourth quarter of 2026, and the target for first oil has been accelerated and is anticipated in the first quarter of 2027 (previously the second quarter of 2027).

HE Pad 8 (9 Well Pairs): Drilling was completed in the fourth quarter of 2026. First steam is anticipated in the second quarter of 2027, with first oil remaining on schedule and anticipated in the third quarter of 2027.

Demo Asset: Base production has been sustained through ongoing optimization activities. Greenfire plans to initiate an infill well drilling program in the first quarter of 2027.

Great Divide Asset: Greenfire is preparing to commence an infill well drilling program in the fourth quarter of 2026. The Company has substantially completed the integration initiatives associated with its previously announced $30 million annual cash flow synergy target from the Acquisition.

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 3

FINANCIAL & OPERATING HIGHLIGHTS

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2026	2025	2026	2025
Bitumen production (bbls/d)	27,166	15,757	18,542	16,327
Oil sales	305,254	141,137	631,975	469,316
Oil sales ($/bbl)	91.12	73.24	90.24	76.23
Gross profit (loss)(1)	4,881	14,526	(2,758)	104,747
Operating netback, excluding realized gain (loss) on risk management contracts(2)	106,116	44,193	209,864	134,980
Operating netback, excluding realized gain (loss) on risk management contracts ($/bbl)(2)	42.75	31.16	41.39	30.62
Operating netback(2)	69,223	53,328	129,893	152,837
Operating netback ($/bbl)(2)	27.89	37.60	25.61	34.67
Net income (loss) and comprehensive income (loss)	(20,952)	(8,751)	(40,492)	56,142
Adjusted EBITDA(2)	62,849	48,286	111,186	133,875
Cash provided by operating activities	85,401	48,764	122,337	101,169
Adjusted funds flow(2)	49,210	38,051	95,662	103,338
Cash used in investing activities	(1,320,723)	(2,727)	(1,419,886)	(48,492)
Capital expenditures(2)	40,625	17,896	146,880	55,035

(1)	Supplementary financial measure. Refer to the “Supplementary Financial Measures” section of this MD&A.
(2)	Non-GAAP measures or ratios without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.

Liquidity and Financial Position

	September 30,	December 31,
($ thousands)	2026	2025
Cash	9,480	41,974
Working capital surplus (deficit)	(38,145)	53,358
Infrastructure Loan(1)	(45,628)	-
Senior Credit Facility(1)	(570,000)	-
Undrawn Senior Credit Facility capacity	430,000	275,000
Net surplus (debt)(2)	(587,081)	49,746
Available funding(2)	456,922	324,746

(1)	Amounts represent undiscounted principal only and exclude interest and transaction costs.
(2)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 4

PRODUCTION AND COMMODITY PRICING

Bitumen Production and Sales

	Three months ended September 30,		Nine months ended September 30,
(Average barrels per day)	2026	2025	2026	2025
Bitumen production(1)	27,166	15,757	18,542	16,327
Bitumen sales – Undiluted	862	952	1,141	1,284
Bitumen sales – Blended with diluent	26,122	14,465	17,434	14,864
Bitumen sales(1)	26,984	15,417	18,575	16,148
Purchased diluent - Blended into sales volumes	9,431	5,528	7,076	6,403
Sales volumes	36,415	20,945	25,651	22,551

(1)	Bitumen sales differ from bitumen production due to inventory fluctuations.

Greenfire’s oil sales include both bitumen blended with diluent, which is transported by pipeline, and a smaller portion of undiluted bitumen, which is trucked to a sales point.

Bitumen production increased by 72% (11,409 bbl/d) and 14% (2,215 bbl/d) for the three and nine months ended September 30, 2026, respectively, compared to the corresponding periods in 2025. These increases were primarily attributable to production from the Great Divide asset acquired on August 5, 2026 as part of the Acquisition.

Commodity Prices

		Three months ended September 30,		Nine months ended September 30,
Benchmark	Unit	2026	2025	2026	2025
WTI(1)	US$/bbl	85.79	64.93	83.50	66.70
WCS differential to WTI	US$/bbl	(13.89)	(10.39)	(14.24)	(11.11)
WCS Hardisty	US$/bbl	71.90	54.54	69.26	55.59
Edmonton Condensate (C5+)	US$/bbl	82.60	63.25	83.27	65.68
WTI(2)	C$/bbl	120.00	89.43	115.62	93.29
WCS differential to WTI	C$/bbl	(19.43)	(14.31)	(19.72)	(15.54)
WCS Hardisty(2)	C$/bbl	100.57	75.12	95.90	77.75
WCS differential to Edm Condensate (C5+)	C$/bbl	(14.97)	(12.00)	(19.40)	(14.11)
Edm Condensate (C5+)(2)	C$/bbl	115.54	87.12	115.30	91.87
AECO 5A (C$/GJ)	C$/GJ	1.48	0.60	1.64	1.42
Alberta power pool (C$/MWh)	C$/MWh	35.46	51.53	32.21	44.10
Average FX Rate (US$/C$)(3)	US$/C$	1.3988	1.3774	1.3847	1.3987

(1)	As per NYMEX oil futures contract.
(2)	Converted from above using the average exchange rate for the specific period.
(3)	Average exchange rates for the specified periods.

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 5

WCS Hardisty

WCS is a blend of heavy crude oils that serves as the pricing benchmark for Canadian heavy oil at Hardisty, Alberta. Greenfire’s bitumen sales revenue is most directly correlated to WCS pricing. WCS is priced at a discount to WTI, with this difference referred to as the WCS differential. The WCS differential is subject to variability driven by factors such as production volumes, egress capacity, scheduled infrastructure maintenance, refinery demand, and other market conditions in Western Canada.

Condensate

Greenfire uses condensate, sourced from the Edmonton area, as a blending diluent to facilitate the transportation of its produced bitumen. The price of condensate has historically been correlated to the price of WTI.

AECO

Natural gas is used for steam generation and non-condensable gas (“NCG”) co-injection. NCG is used to manage reservoir pressure and improve bitumen recovery.

FINANCIAL RESULTS

Oil Sales

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2026	2025	2026	2025
Oil sales	305,254	141,137	631,975	469,316
- ($/bbl)(1)	91.12	73.24	90.24	76.23

(1)	Based on total sales volumes including blended diluent.

Oil sales increased 116% (or $164.1 million) for the three months ended September 30, 2026, to $305.3 million compared to $141.1 million in the same quarter of 2025. This increase reflects a 34% increase in Canadian-denominated WCS pricing and a 74% increase in sales volumes.

Oil sales increased 35% (or $162.7 million) for the nine months ended September 30, 2026, to $632.0 million compared to $469.3 million for the nine months ended September 30, 2025. This increase reflects a 23% increase in Canadian-denominated WCS pricing and a 14% increase in sales volumes.

Royalties

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2026	2025	2026	2025
Crown royalties	30,812	4,538	43,036	15,294
Gross overriding royalties	4,389	-	4,389	-
Royalties	35,201	4,538	47,425	15,294
- ($/bbl)	14.19	3.2	9.35	3.47
Effective royalty rate(1)	18.98%	5.50%	13.11%	5.89%

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 6

Royalties consist of Crown royalties on bitumen production payable to the Province of Alberta, calculated using government-prescribed royalty rates, and gross overriding royalties payable to third-party royalty holders. Crown royalty rates are based on and adjust with the Canadian dollar equivalent WTI benchmark price. Greenfire’s gross overriding royalties are associated with the Great Divide asset and are calculated on and adjust with a sliding-scale royalty rate.

The effective royalty rate was 18.98% and 13.11% during the three and nine months ended September 30, 2026, respectively, compared to 5.50% and 5.89% for the same respective periods in 2025. The higher effective royalty rate reflects higher Canadian-denominated WTI benchmark prices in 2026, and the gross overriding royalties associated with the Great Divide asset in the current periods.

Realized and Unrealized Gain (Loss) on Risk Management Contracts

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2026	2025	2026	2025
Realized gain (loss)	(36,893)	9,135	(79,971)	17,857
Unrealized gain (loss)	(17,854)	(18,940)	(46,139)	13,248
Risk management contracts gains (losses)	(54,747)	(9,805)	(126,110)	31,105

Greenfire uses risk management contracts to protect its cash flows against volatility in commodity prices. Financial contracts settled in the period result in realized gains or losses based on the market price compared to the contract price and the notional volume outstanding. Realized losses occur when the average price of the hedged commodity settles above the contract price, while realized gains occur in the opposite scenario. Generally, realized gains and losses on risk management contracts resulting from fluctuations in energy prices are largely offset by an inverse gain or loss on physical sales or purchases. As the forward markets for commodities fluctuate, changes in the fair value of unsettled financial contracts are reported as unrealized gains or losses.

During the three and nine months ended September 30, 2026, Greenfire recognized realized losses of $36.9 million and $80.0 million, respectively, compared to realized gains of $9.1 million and $17.9 million for the same periods of 2025. Realized gains occur when the average price of the hedged commodity settles below the contract price, while realized losses occur in the opposite scenario.

As a result of remeasuring its risk management contracts to fair value, Greenfire recognized a non-cash unrealized loss of $17.9 million for the three months ended September 30, 2026, compared to a loss of $18.9 million in the same period of 2025. For the nine months ended September 30, 2026, Greenfire recognized a non-cash unrealized loss of $46.1 million, compared to a gain of $13.2 million in the same period of 2025. These unrealized gains and losses primarily reflect changes in forward commodity prices during the respective reporting periods.

Diluent Expense

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2026	2025	2026	2025
Diluent expense	104,809	49,011	234,677	179,295
- ($/bbl)(1)	10.36	8.29	11.89	10.44

(1)	Represents the differential between the cost of purchased condensate and the sales value recovered on those same volumes when sold as diluted bitumen. Computed as oil sales minus diluent expense, divided by barrels of bitumen sold, with oil sales per barrel then subtracted.

To facilitate the transportation of bitumen, the Company uses condensate and butane as blending diluents. Greenfire’s diluent expense includes the cost of diluent and associated transportation costs. Diluent expense per barrel represents the differential between the cost of purchased condensate and butane and the sales value recovered on those same volumes when sold as diluted bitumen at the point of sale.

Diluent expense per barrel increased by 25% and 14% to $10.36/bbl and $11.89/bbl during the three and nine months ended September 30, 2026, respectively, compared to $8.29/bbl and $10.44/bbl for the corresponding periods in 2025.

Diluent expense per barrel is primarily influenced by the relationship between condensate and WCS benchmark prices, as diluent is purchased based on condensate pricing while the blended dilbit is priced on the WCS benchmark. During the three and nine months ended September 30, 2026, the WCS-to-Edmonton Condensate (C5+) differential increased by 25% and 37%, respectively, compared to the same periods of 2025, contributing to higher diluent expense per barrel (see “Production and Commodity Pricing - Commodity Prices” section of this MD&A).

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 7

Transportation and Marketing Expense

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2026	2025	2026	2025
Marketing fees	1,470	1,852	4,796	7,868
Oil transportation expense	14,967	9,607	35,621	30,191
Transportation and marketing	16,437	11,459	40,417	38,059
Marketing fees ($/bbl)	0.59	1.31	0.95	1.78
Oil transportation expense ($/bbl)	6.03	6.77	7.02	6.85
Transportation and marketing ($/bbl)	6.62	8.08	7.97	8.63

Transportation expenses include the costs to move bitumen between the assets and to the sales points. Marketing fees are incurred under contracts with a reputable international energy marketing company. A portion of Greenfire’s production is expected to remain subject to these marketing contracts through October 2028.

Marketing expenses per barrel were $0.59/bbl and $0.95/bbl during the three and nine months ended September 30, 2026, respectively, compared to $1.31/bbl and $1.78/bbl for the corresponding periods in 2025. These decreases were primarily attributable to the expiry of certain marketing fees in the third quarter of 2025, lower marketing costs associated with the Great Divide asset, and higher sales volumes, which reduced fixed costs on a per-barrel basis.

Transportation expense per barrel decreased by 11% (or $0.74/bbl) to $6.03/bbl for the three months ended September 30, 2026, compared to $6.77/bbl in the same quarter of 2025. These changes reflect the impact of higher sales volumes, which reduced fixed costs on a per-barrel basis and efficiencies gained from the Acquisition.

Transportation expense per barrel increased by 2% (or $0.17/bbl) to $7.02/bbl for the nine months ended September 30, 2026, compared to $6.85/bbl in the corresponding period of 2025. The increase was primarily attributable to lower sales volumes in the first half of 2026, compared to the same period of 2025, which resulted in the fixed transportation costs being allocated over fewer barrels. This was partially offset by higher sales volumes and lower transportation expense per barrel in the third quarter of 2026.

Operating Expenses

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2026	2025	2026	2025
Operating expenses – energy(1)	12,019	5,766	24,856	24,098
Operating expenses – non-energy(1)	30,672	26,170	74,736	77,590
Operating expenses	42,691	31,936	99,592	101,688
Operating expenses – energy ($/bbl)(1)	4.84	4.07	4.90	5.47
Operating expenses – non-energy ($/bbl)(1)	12.36	18.45	14.74	17.60
Operating expenses ($/bbl)	17.20	22.52	19.64	23.07

(1)	Greenfire revised the classification of certain costs between energy and non-energy operating expenses based on their underlying nature. Comparative figures have been adjusted to conform to the current period presentation. This reclassification had no impact on total operating expenses.

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 8

Operating expenses include both energy operating expenses and non-energy operating expenses.

●	Energy operating expenses include the cost of natural gas for steam generation and NCG co-injection, electricity for facility operations, and carbon taxes.

●	Non-energy operating expenses relate to production-related operating activities, including staff, contractors and associated travel and camp costs, chemicals, insurance, equipment rentals, maintenance and site administration, among other costs.

For the three and nine months ended September 30, 2026, operating expenses per barrel decreased by 24% (or $5.32) to $17.20/bbl and decreased by 15% (or $3.43/bbl) to $19.64/bbl, respectively, compared to the same periods in 2025.

Energy operating expenses per barrel increased by 19% (or $0.77/bbl) to $4.84/bbl for the three months ended September 30, 2026, compared to $4.07/bbl in the same quarter of 2025. This increase was primarily attributable to higher benchmark natural gas prices (see “Production and Commodity Pricing – Commodity Prices” section of this MD&A).

Energy operating expenses per barrel decreased by 10% (or $0.57/bbl) to $4.90/bbl for the nine months ended September 30, 2026, compared to $5.47/bbl in the corresponding period of 2025. This decrease was primarily attributable to lower emissions compliance costs following a Q2 2026 update to the emissions intensity benchmarks applicable to the Company’s facilities, partially offset by higher benchmark prices for natural gas.

Non-energy operating expenses per barrel decreased by 33% and 16% to $12.36/bbl and $14.74/bbl during the three and nine months ended September 30, 2026, respectively, compared to $18.45/bbl and $17.60/bbl for the corresponding periods in 2025. The decrease was primarily attributable to lower staffing costs resulting from changes to the field staffing structure.

Depletion and Depreciation Expenses

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2026	2025	2026	2025
Depletion	46,488	19,862	86,512	61,338
Depreciation	381	50	664	159
Depletion and depreciation expense	46,869	19,912	87,176	61,497
- ($/bbl)	18.88	14.04	17.19	13.95

For the three and nine months ended September 30, 2026, depletion and depreciation expense increased by 135% (or $27.0 million) and 42% (or $25.7 million), respectively, compared to the same periods in 2025. These increases were primarily attributable to larger production volumes and the higher cost base of property, plant and equipment acquired as part of the Acquisition.

Operating Netback(1)

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2026	2025	2026	2025
Gross profit (loss)(2)	4,881	14,526	(2,758)	104,747
Depletion	46,488	19,862	86,512	61,338
Loss (gain) on risk management contracts	54,747	9,805	126,110	(31,105)
Operating netback, excluding realized gain (loss) on risk management contracts(1)	106,116	44,193	209,864	134,980
Realized gain (loss) on risk management contracts	(36,893)	9,135	(79,971)	17,857
Operating netback(1)	69,223	53,328	129,893	152,837
Operating netback, excluding realized gain (loss) on risk management contracts ($/bbl)(1)	42.75	31.16	41.39	30.62
Operating netback ($/bbl)(1)	27.89	37.60	25.61	34.67

(1)	Non-GAAP measures or ratios without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.

(2)	Supplementary financial measure. Refer to the “Supplementary Financial Measures” section of this MD&A.

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 9

Operating netback per barrel decreased by 26% to $27.89/bbl and $25.61/bbl during the three and nine months ended September 30, 2026, respectively, compared to $37.60/bbl and $34.67/bbl for the corresponding periods in 2025. These decreases were primarily attributable to higher royalty expenses and realized losses on risk management contracts, compared to realized gains in the corresponding periods of 2025, which more than offset the improvements in revenue and operating costs during the current periods.

Gross Profit (Loss)(1)

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2026	2025	2026	2025
Oil sales, net of royalties	270,053	136,599	584,550	454,022
Gain (loss) on risk management contracts	(54,747)	(9,805)	(126,110)	31,105
	215,306	126,794	458,440	485,127
Diluent expense	(104,809)	(49,011)	(234,677)	(179,295)
Transportation and marketing	(16,437)	(11,459)	(40,417)	(38,059)
Operating expenses	(42,691)	(31,936)	(99,592)	(101,688)
Depletion	(46,488)	(19,862)	(86,512)	(61,338)
Gross profit (loss)(1)	4,881	14,526	(2,758)	104,747

(1)	Supplementary financial measure. Refer to the “Supplementary Financial Measures” section of this MD&A.

Gross profit decreased by $9.6 million to $4.9 million for the three months ended September 30, 2026, compared to $14.5 million in the corresponding period of 2025. For the nine months ended September 30, 2026, Greenfire recorded a gross loss of $2.8 million, compared to a gross profit of $104.7 million in the corresponding period of 2025. The decreases in both periods were driven by losses on risk management contracts.

General & Administrative Expenses (“G&A”)

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2026	2025	2026	2025
General and administrative expenses	12,710	4,676	23,359	19,106
- ($/bbl)	5.12	3.30	4.61	4.33

G&A expenses include head office and corporate costs such as salaries and employee benefits, legal fees, audit and tax-related fees and other professional services and may also include expenses related to corporate strategic initiatives, if any, among other costs.

For the three months ended September 30, 2026, G&A expenses increased by 172% (or $8.0 million) to $12.7 million compared to $4.7 million for the same period of 2025. For the nine months ended September 30, 2026, G&A expenses increased by 22% (or $4.3 million) to $23.4 million compared to $19.1 million for the same period of 2025. These increases were primarily attributable to a one-time staffing restructuring charge of $6.5 million incurred in the third quarter of 2026. The nine months ended September 30, 2025, included a one-time expense of $1.9 million associated with challenging the Company’s adoption of a shareholder rights plan, in which WEF was successful. Refer to the “Related Party Transaction” section in this MD&A for further information.

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 10

Financing and Interest Expenses

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2026	2025	2026	2025
Interest expenses	11,523	10,523	13,554	31,671
Financing expenses	2,438	3,478	3,829	7,734
Financing and interest expenses	13,961	14,001	17,383	39,405

Interest expenses include cash-settled interest on the Senior Credit Facility, Infrastructure Loan, 2028 Notes, Letter of Credit Facility, Bridge Facility, and other related charges. Financing expenses include the non-cash amortization of debt issuance costs, redemption premiums on the 2028 Notes, accretion of lease liability and accretion of decommissioning liabilities.

Financing and interest expenses for the three months ended September 30, 2026 were $14.0 million, consistent with the same period of 2025.

During the nine months ended September 30, 2026, financing and interest expenses decreased by 56% (or $22.0 million) to $17.4 million compared to $39.4 million for the same period of 2025. This decrease was primarily attributable to the redemption of the 2028 Notes on December 19, 2025, partially offset by interest and financing costs associated with debt incurred to finance the Acquisition, primarily in the third quarter of 2026.

Refer to the “Capital Resources and Liquidity” section in this MD&A for definitions and additional details of Greenfire’s debt, the Senior Credit Facility, and the Letter of Credit Facility.

Stock-Based Compensation

Stock-based compensation expense relates to share awards issued under the omnibus share incentive plan (the “Incentive Plan”) adopted in February 2024. The Company’s Board of Directors suspended further grants under the Incentive Plan. The remaining awards will be expensed over their vesting periods.

Gain on Sale of Assets

In August 2026, Greenfire sold its non-producing McKay River asset to an arm’s length party for cash proceeds of approximately $5.5 million, derecognizing associated decommissioning liabilities of approximately $2.7 million, and recognized a gain on disposal of $4.2 million.

In September 2026, Greenfire sold certain pipeline assets obtained from the Acquisition to an arm’s length midstream operator for cash proceeds of approximately $15.4 million, with no gain or loss recognized on disposal. Greenfire retains access to the related sales egress via a tolling agreement.

Loss (Gain) on Revaluation of Warrants

Greenfire has approximately 7.5 million warrants outstanding that are exercisable for 1.4677 common shares at an exercise price of USD$7.83 per share and expire on September 19, 2028. The warrants are remeasured to their fair value at each reporting date with the change recognized through the statement of comprehensive income (loss). In connection with 2025 Rights Offering and 2026 Rights Offering, the exchange ratio and exercise price of the warrants were adjusted.

The outstanding warrants expire on September 19, 2028, and contain a cashless exercise feature, permitting settlement without the cash payment of the exercise price via the issuance of a net number of common shares. This cashless exercise feature results in the warrants being treated as a financial liability and requires remeasurement at each reporting date.

Upon remeasurement of the warrants to fair value, the Company recognized a loss of $6.3 million for the three months ended September 30, 2026, compared to a gain of $1.1 million in the same period of 2025. For the nine months ended September 30, 2026, the Company recognized a loss of $8.5 million compared to a gain of $15.0 million in the comparative period. Such losses were primarily attributable to a reduction in the warrant exercise price resulting from the 2026 Rights Offering and an increase in the closing share price of the Company’s common shares.

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 11

Income Tax

For the three months ended September 30, 2026, Greenfire recognized an income tax recovery of $3.0 million, compared to an income tax recovery of $0.1 million in the same period of 2025. For the nine months ended September 30, 2026, Greenfire recognized an income tax recovery of $8.3 million, compared to an income tax expense of $11.7 million in the same period of 2025. Deferred tax expense or recovery typically varies inversely with income (loss) before income taxes.

Net Income (Loss) and Comprehensive Income (Loss) and Adjusted EBITDA(1)

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2026	2025	2026	2025
Net income (loss) and comprehensive income (loss)	(20,952)	(8,751)	(40,492)	56,142
Add (deduct):
Income tax expense (recovery)	(3,033)	(100)	(8,287)	11,749
Unrealized loss (gain) on risk management contracts	17,854	18,940	46,139	(13,248)
Stock-based compensation	137	1,186	285	2,836
Financing and interest	13,961	14,001	17,383	39,405
Depletion and depreciation	46,869	19,912	87,176	61,497
Non-recurring transactions(2)	6,521	-	6,521	1,853
Gain on sale of assets	(4,247)	-	(4,247)	-
Loss (gain) on revaluation of warrants	6,280	(1,123)	8,452	(14,971)
Foreign exchange loss (gain)	(409)	5,290	(741)	(8,946)
Other income(3)	(132)	(1,069)	(1,003)	(2,442)
Adjusted EBITDA(1)	62,849	48,286	111,186	133,875
Adjusted EBITDA(1) ($/bbl)	25.33	34.04	21.93	30.37

(1)	Non-GAAP measures or ratios without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.
(2)	See “Financial Results – General & Administrative Expenses” and “Related Party Transaction” sections of this MD&A for further information.
(3)	Excludes the portion of other income generated by the Company’s oil and gas properties.

For the three months ended September 30, 2026, Greenfire incurred a net loss of $21.0 million compared to a net loss of $8.8 million in the same quarter of 2025, a difference of $12.2 million. For the nine months ended September 30, 2026, Greenfire incurred a net loss of $40.5 million compared to net income of $56.1 million in the corresponding period of 2025, a difference of $96.6 million. These changes represent the cumulative effect of the factors discussed throughout the “Financial Results” section of this MD&A.

Adjusted EBITDA increased 30% (or $14.6 million) for the three months ended September 30, 2026, to $62.8 million compared to $48.3 million for the same quarter of 2025. The increase was primarily attributable to higher oil sales, partially offset by higher royalties and diluent expenses, as well as realized losses on risk management contracts.

Adjusted EBITDA decreased 17% (or $22.7 million) for the nine months ended September 30, 2026, to $111.2 million compared to $133.9 million for the same period of 2025. The decrease was driven by higher diluent expense, royalties and realized losses on risk management contracts, partially offset by higher oil sales.

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 12

Net Income (Loss) per Share

	Three months ended September 30,		Nine months ended September 30,
($ per share, unless otherwise noted)	2026	2025	2026	2025
Net income (loss) per share – basic and diluted	(0.15)	(0.12)	(0.30)	0.80
Weighted average shares outstanding – basic (‘000)	143,119	70,253	134,325	70,083
Weighted average shares outstanding – diluted (‘000)	143,119	70,253	134,325	70,178

For the three months ended September 30, 2026, basic and diluted net loss per share was $0.15 compared to basic and diluted net loss per share of $0.12 in the same period of 2025. For the nine months ended September 30, 2026, basic and diluted net loss per share was $0.30 compared to basic and diluted net income per share of $0.80 in the same period of 2025. The increases in weighted shares outstanding primarily relate to the 2025 Rights Offering and the 2026 Rights Offerings. Refer to the “Capital Resources and Liquidity –Rights Offerings” section of this MD&A for additional details.

RISK MANAGEMENT

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities. These risks include market risk, credit risk, and liquidity risk. Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates and interest rates, will affect the Company’s cash flow, income, or the value of its financial instruments.

Commodity Price Risk

The Company is exposed to commodity price risk on its oil sales, diluent expense and energy operating costs due to fluctuations in market prices. The Company continues to execute a risk management program that is primarily designed to reduce the volatility of revenue and cash flow, generate sufficient cash flows to service any debt obligations and to fund the Company’s operations. The Company’s risk management assets and liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differential, condensate differential, natural gas and electricity. The Company does not use financial derivatives for speculative purposes.

The Company’s risk management program does not involve margin accounts that require posting of margin, including in scenarios of increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

Outstanding Financial Risk Management Contracts at September 30, 2026

	Instrument	Units	Volume (per day)	Swap Price	Put Price	Call Price
Q4 2026	WTI Costless Collar	US$ / bbl	8,147	-	$59.92	$73.94
Q4 2026	WTI Fixed Price Swap	US$ / bbl	674	$68.83	-	-
Q4 2026	WTI Fixed Price Swap	C$ / bbl	5,475	$81.01	-	-
Q4 2026	WCS Differential Swap	C$ / bbl	8,000	$(18.58)	-	-
Q4 2026	C5 Differential Swap	C$ / bbl	2,520	$(1.00)	-	-
Q4 2026	AECO Swap	C$ / GJ	31,000	$2.25	-	-
Q1 2027	WTI Costless Collar	US$ / bbl	12,000	-	$67.92	$87.02
Q1 2027	AECO Swap	C$ / GJ	37,000	$2.67	-	-
Q2 2027	WTI Costless Collar	US$ / bbl	5,000	-	$67.50	$83.26
Q2 2027	AECO Swap	C$ / GJ	37,000	$2.67	-	-
Q3 – Q4 2027	AECO Swap	C$ / GJ	37,000	$2.67	-	-
Q1 – Q4 2028	AECO Swap	C$ / GJ	27,000	$2.93	-	-

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 13

Subsequent to September 30, 2026, Greenfire entered into the following financial commodity risk management contracts:

	Instrument	Units	Volume (per day)	Swap Price	Put Price	Call Price
Q4 2026	WTI Fixed Price Swap	US$ / bbl	842	$90.06	-	-
Q1 2027	WTI Fixed Price Swap	US$ / bbl	3,000	$87.26	-	-
Q2 2027	WTI Costless Collar	US$ / bbl	5,000	-	$75.00	$92.92

Foreign Exchange Risk

The Company’s exposure to foreign currency risk consists of any US Dollar denominated cash, accounts receivable, risk management contracts, accounts payable and accrued liabilities, and, to the extent that the Senior Credit Facility is drawn in US dollars, debt. As at September 30, 2026, Greenfire’s net foreign exchange risk exposure was US$26.0 million liability, and a 10% change in the foreign exchange rate would result in a $3.7 million change in the foreign exchange gain or loss.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to interest rate risk related to borrowings drawn under the Senior Credit Facility, as the interest charged on the credit facility fluctuates with floating interest rates. Any letters of credit issued are subject to fixed interest rates and are not exposed to changes in interest rates. A 1% change in the interest rate would result in a $0.8 million change in the interest expense for the nine months ended September 30, 2026.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales and joint interest partners.

The Company manages its credit risk exposure by transacting with high-quality creditworthy counterparties and monitoring credit worthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on the 25th day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued. All risk management contracts are held with large financial institutions. The Company has not previously experienced any material credit losses on the collection of accounts receivable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s objective in managing liquidity risk is to maintain sufficient available reserves to meet its financial obligations at any point in time. The Company expects to achieve this objective through prudent capital spending, an active commodity risk management program and through strategies such as continuously monitoring forecast and actual cash flows from operating, financing and investing activities, and available credit facilities. Management believes that future cash flows generated from these sources will be adequate to settle Greenfire’s financial liabilities. Refer to the “Commitments and Contractual Obligations” section of this MD&A for additional details.

CAPITAL RESOURCES AND LIQUIDITY

The Company’s capital management objective is to maintain financial flexibility and sufficient liquidity to execute on planned capital programs, while meeting short and long-term commitments. The Company strives to actively manage its capital structure in response to changes in economic conditions and the risk characteristics of the underlying oil sands assets. At September 30, 2026, the Company’s capital structure consists of working capital surplus (deficit), debt and shareholders’ equity. Management believes that its current capital resources and its ability to manage cash flow and working capital levels will allow the Company to meet its current and future obligations, and to fund the other needs of the business.

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 14

Senior Credit Facility

Greenfire has a reserves-based credit facility (the “Senior Credit Facility”) comprised of a $50.0 million operating facility and a $950.0 million syndicated facility, providing total committed credit of $1.0 billion (December 31, 2025 - $275.0 million). The Senior Credit Facility’s borrowing base is subject to a semi-annual review, occurring in May and November each year, and is established based on the lenders’ evaluation of the Company’s bitumen reserves, incorporating their prevailing commodity price assumptions.

On August 5, 2026, in connection with the closing of the Acquisition, the Senior Credit Facility was amended to increase the total committed credit from $275.0 million to $1.0 billion, extend the maturity date to August 5, 2028, and waive the November 2026 borrowing base review.

The Senior Credit Facility is available on a revolving basis, may be drawn in Canadian or U.S. dollars, and bears interest at floating rates based on applicable Canadian or U.S. benchmark rates(1), plus applicable margins. The applicable margin is determined on a quarterly basis by reference to the Company’s trailing twelve-month Debt to EBITDA Ratio(2). The undrawn portion of the Senior Credit Facility is subject to a standby fee.

The Senior Credit Facility is secured by a first-priority security interest over substantially all of the Company’s assets, excluding the sales pipeline assets pledged as security for the Infrastructure Loan. The Senior Credit Facility contains customary restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, pay dividends, redeem stock, and sell assets. The Senior Credit Facility is not subject to any financial covenants.

Infrastructure Loan

On August 5, 2026, in connection with the Acquisition, the Company assumed a limited recourse amortizing term loan secured by certain pipeline assets acquired as part of the Acquisition (the “Infrastructure Loan”). The Infrastructure Loan is non-recourse to Greenfire’s upstream assets, bears interest at a fixed rate of 11.25% per annum, and is repayable through blended monthly payments of principal and interest until October 2039.

Letter of Credit Facility

Greenfire maintains a separate $75.0 million letter of credit facility with a financial institution that is supported by Export Development Canada’s Account Performance Security Guarantee program (the “EDC APSG Facility”). During the second quarter of 2026, the EDC APSG Facility capacity was increased from $55.0 million to $75.0 million. The EDC APSG Facility is available on a demand basis. As at September 30, 2026, the Company had $64.6 million (December 31, 2025 - $54.0 million) in letters of credit outstanding under the EDC APSG Facility. Letters of credit issued under the EDC APSG Facility do not reduce Greenfire’s borrowing capacity under the Senior Credit Facility. The Company and its subsidiary have indemnified Export Development Canada for any payments made to the financial institution; however, the obligations under such indemnity are unsecured.

Bridge Facility

On August 5, 2026, to finance the Acquisition, the Company fully drew on a new $575.0 million underwritten bridge facility (the “Bridge Facility”). The Bridge Facility was fully repaid in September 2026 with proceeds from the 2026 Rights Offering.

Acquired Term Loan

As part of the Acquisition, Greenfire acquired Connacher’s term loan (the “Acquired Term Loan”). Pursuant to the acquisition agreement, Greenfire fully repaid the Acquired Term Loan upon closing of the Acquisition for total cash consideration of $62.5 million.

Senior Secured Notes

On September 20, 2023, Greenfire issued US$300 million of senior secured notes (the “2028 Notes”). The 2028 Notes bore interest at a fixed rate of 12.00%, were to mature on October 1, 2028, and were secured by a second-priority lien on the Company’s assets. On December 19, 2025, the outstanding 2028 Notes were voluntarily redeemed at 106% of their principal amount. All accrued interest on the 2028 Notes was settled concurrently.

(1)	Benchmark rates available include the Canadian prime rate, U.S. base rate, Canadian overnight repo rate average, and the secured overnight financing rate.
(2)	As defined in the Senior Credit Facility Agreement.

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 15

Rights Offerings

On September 16, 2026, Greenfire completed a rights offering of its common shares, issuing approximately 115.0 million common shares for gross proceeds of $774.3 million.

On December 19, 2025, Greenfire completed a rights offering of its common shares (the “2025 Rights Offering”), issuing approximately 55.1 million common shares for gross proceeds of $298.7 million.

WEF exercised its rights under both rights offerings in proportion to its existing ownership interest and on the same terms as other shareholders. WEF also provided standby commitments to acquire any unsubscribed shares under both rights offerings. Both rights offerings were oversubscribed, and the standby commitments were not utilized. WEF received no compensation for either commitment.

Net Surplus (Debt)(1)

	September 30,	December 31,
($ thousands)	2026	2025
Face value of debt(2)	(615,628)	-
Accounts payable and accrued liabilities	(176,256)	(88,432)
Cash	9,480	41,974
Accounts receivable	143,456	66,186
Inventories	43,634	20,596
Prepaid expenses and deposits	8,233	9,422
Net surplus (debt)(1)	(587,081)	49,746

(1)	Non-GAAP measure without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.
(2)	Amounts represent undiscounted principal only and exclude interest and transaction costs.

As at September 30, 2026, Greenfire had a net debt of $587.1 million compared to a net surplus of $49.7 million at December 31, 2025, representing an increase of $636.8 million in net debt. The increase in net debt was primarily attributable to property, plant and equipment expenditures, debt assumed and cash consideration paid in connection with the Acquisition, which collectively exceeded cash flow from operating activities and proceeds from the 2026 Rights Offering.

Available Funding(1)

	September 30,	December 31,
($ thousands)	2026	2025
Current assets	204,803	149,194
Current liabilities	(242,948)	(95,836)
Working capital surplus (deficit)	(38,145)	53,358
Current portion of risk management contracts	49,466	(11,016)
Current portion of lease liabilities and other	3,021	3,276
Warrant liability	12,580	4,128
Undrawn capacity under the Senior Credit Facility(2)	430,000	275,000
Available funding(1)	456,922	324,746

(1)	Non-GAAP measure without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.
(2)	As at September 30, 2026, the Company had a $1,000.0 million borrowing base (December 31, 2025 - $275.0 million) under the Senior Credit Facility, of which $570.0 million was drawn at September 30, 2026 (December 31, 2025 - $nil).

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 16

As at September 30, 2026, Greenfire had a working capital deficit of $38.1 million compared to a surplus of $53.4 million at December 31, 2025, representing a decrease of $91.5 million. This decrease was primarily attributable to a $60.5 million change in the fair value of the current portion of the Company’s risk management contracts and a $32.5 million decrease in cash, reflecting the Company’s use of available cash to reduce outstanding debt at September 30, 2026.

Available funding increased by $132.2 million to $456.9 million as at September 30, 2026, compared to $324.7 million as at December 31, 2025. This increase was primarily attributable to the expansion of the Senior Credit Facility in connection with the Acquisition. See the “Capital Resources and Liquidity – Senior Credit Facility” section of this MD&A for additional details.

Share Capital

	November 8,	September 30,	December 31,
(thousands of shares, units, or warrants)	2026	2026	2025
Common shares	240,416	240,414	125,407
Warrants(1)	7,527	7,527	7,527
Performance share units(2)	133	140	249
Restricted share units	27	32	84

(1)	Each warrant is exercisable for 1.4677 common shares at a price of US$7.83 per share.
(2)	The performance share units are exercisable for between 0.0 and 2.0 shares per unit, based on specified performance conditions. As at the dates presented, none of these conditions have been satisfied.

The Company is authorized to issue an unlimited number of common shares without a nominal or par value. The Company’s Board of Directors has suspended further grants of performance share units and restricted share units under the Incentive Plan.

Cash Flow Summary

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2026	2025	2026	2025
Cash provided (used) by:
Operating activities	85,401	48,764	122,337	101,169
Financing activities	1,241,835	(2,235)	1,264,914	(4,290)
Investing activities	(1,320,723)	(2,727)	(1,419,886)	(48,492)
Exchange rate impact on cash	5	874	141	(1,150)
Change in cash	6,518	44,676	(32,494)	47,237

Cash Provided by Operating Activities

Cash provided by operating activities in the third quarter of 2026 was $85.4 million compared to $48.8 million for the same period of 2025. This increase was primarily attributable to higher Adjusted EBITDA and changes in non-cash working capital.

For the nine months ended September 30, 2026, cash provided by operating activities was $122.3 million compared to $101.2 million in the corresponding period of 2025. This increase was attributable to changes in non-cash working capital.

Based on current and forecasted production levels, operating expenses, capital expenditures, existing commodity price risk management contracts and current outlook for commodity prices, the Company expects cash provided by operating activities will be sufficient to cover its operational commitments and financial obligations over the next twelve months.

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 17

Cash Provided (Used) by Financing Activities

For the three months ended September 30, 2026, cash provided by financing activities was $1,241.8 million, compared to cash used in financing activities of $2.2 million in the same period of 2025. For the nine months ended September 30, 2026, cash provided by financing activities was $1,264.9 million, compared to cash used in financing activities of $4.3 million in the same period of 2025. The increases in both periods were primarily attributable to proceeds from the 2026 Rights Offering and borrowings under the Senior Credit Facility to finance the Acquisition.

Cash Used in Investing Activities

Cash used in investing activities for the three months ended September 30, 2026 was $1,320.7 million compared to $2.7 million in the same period of 2025. Cash used in investing activities for the first nine months of 2026 was $1,419.9 million, compared to $48.5 million in the same period of 2025. The increases in both periods were primarily attributable to the Acquisition in the third quarter of 2026 and higher property, plant and equipment expenditures compared to 2025.

Capital Expenditures(1)

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2026	2025	2026	2025
Property, plant and equipment expenditures	61,551	17,896	167,806	55,035
Proceeds from dispositions	(20,926)	-	(20,926)	-
Capital expenditures(1)	40,625	17,896	146,880	55,035

(1)	Non-GAAP measure without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.

Capital expenditures for the three months ended September 30, 2026 were $40.6 million, compared to $17.9 million for the same period in 2025. Capital expenditures for the nine months ended September 30, 2026 were $146.9 million, compared to $55.0 million for the same period in 2025. The increases in both periods were primarily driven by the development of Pad 7, Pad 5SE, and Pad 8 at the HE Asset. Collectively these Pads consist of twenty-six well pairs and represent the first new well pairs drilled at the HE Asset since 2017.

Proceeds from dispositions relate to the sale of the Company’s non-producing McKay River asset and certain pipeline assets. See the see the “Financial Results – Gain on Sale of Assets” section in this MD&A for additional details.

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 18

Adjusted Funds Flow(1) and Adjusted Free Cash Flow (Deficit)(1)

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2026	2025	2026	2025
Cash provided by operating activities	85,401	48,764	122,337	101,169
Non-recurring transactions(2)	6,521	-	6,521	1,853
Changes in non-cash working capital	(42,712)	(10,713)	(33,196)	316
Adjusted funds flow(1)	49,210	38,051	95,662	103,338
Property, plant and equipment expenditures	(61,551)	(17,896)	(167,806)	(55,035)
Disposition proceeds	20,926	-	20,926	-
Adjusted free cash flow (deficit)(1)	8,585	20,155	(51,218)	48,303

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.
(2)	See “Financial Results – General & Administrative Expenses” section in this MD&A for further information.

Adjusted funds flow was $49.2 million during the three months ended September 30, 2026, compared to $38.1 million during the same period in 2025. The increase in adjusted funds flow is due to the increase in Adjusted EBITDA discussed above (see the “Financial Results – Net Income (Loss) and Comprehensive Income (Loss) and Adjusted EBITDA” section in this MD&A).

Adjusted funds flow was $95.7 million during the nine months ended September 30, 2026, compared to $103.3 million during the same period in 2025. The decrease in adjusted funds flow corresponds to the declines in Adjusted EBITDA discussed above, (see the “Financial Results – Net Income (Loss) and Comprehensive Income (Loss) and Adjusted EBITDA” section in this MD&A).

Greenfire’s adjusted free cash flow was $8.6 million during the three months ended September 30, 2026, compared to adjusted free cash flow of $20.2 million during the same period in 2025. Adjusted free cash flow deficit was $51.2 million during the nine months ended September 30, 2026, compared to adjusted free cash flow of $48.3 million during the same period in 2025 The decreases in both periods were primarily attributable to higher expenditures on property, plant and equipment in 2026.

RELATED PARTY TRANSACTION

In the first quarter of 2025, Greenfire agreed to reimburse WEF for approximately $1.9 million of legal fees associated with its adoption of a shareholder rights plan and related hearings before the Alberta Securities Commission, in which WEF was successful. The reimbursement was reviewed and approved by the independent members of the Company’s Board of Directors.

WEF provided standby commitments to acquire any unsubscribed shares under the 2025 Rights Offering and the 2026 Rights Offering. Both rights offerings were oversubscribed, and the standby commitments were not utilized. WEF received no compensation for either commitment. Refer to the “Capital Resources and Liquidity –Rights Offerings” section of this MD&A for additional details.

The Bridge Facility was secured by cash security arrangements provided by WEF, which arrangements were terminated upon repayment of the Bridge Facility in September 2026. WEF received no compensation for this commitment.

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 19

SUMMARY OF QUARTERLY RESULTS

	2026			2025				2024
($ thousands, unless otherwise noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
BUSINESS ENVIRONMENT(1)
WTI (US$/bbl)	85.79	92.79	71.93	59.14	64.93	63.74	71.42	70.27
WTI (C$/bbl)	120.00	128.38	98.66	82.49	89.43	88.22	102.47	98.32
WCS (C$/bbl)	100.57	108.10	79.24	66.87	75.12	74.00	84.29	80.75
AECO (C$/GJ)	1.48	1.55	1.90	2.11	0.60	1.60	2.05	1.40
FX (US$/C$)(2)	1.399	1.384	1.372	1.395	1.377	1.384	1.435	1.399
OPERATING RESULTS
Bitumen production (bbls/d)	27,166	13,607	14,719	15,699	15,757	15,748	17,495	19,384
FINANCIAL RESULTS
Oil sales	305,254	179,408	147,313	133,987	141,137	144,542	183,637	208,895
Oil sales ($/bbl)	91.12	103.63	76.65	65.20	73.24	72.53	82.10	79.00
Operating expenses	42,691	21,154	35,747	27,322	31,936	31,823	37,929	40,864
Operating expenses ($/bbl)	17.20	16.98	26.63	18.84	22.52	22.35	24.21	21.83
Gross profit (loss)(3)	4,881	73,021	(80,660)	27,144	14,526	55,829	34,392	26,471
Operating netback(4)	69,223	29,233	31,437	51,146	53,328	49,905	49,604	65,183
Operating netback ($/bbl)(4)	27.89	23.46	23.42	35.26	37.60	35.06	31.67	34.81
Adjusted EBITDA(4)	62,849	22,755	25,582	46,908	48,286	44,273	41,316	62,472
Net income (loss)	(20,952)	53,462	(73,002)	(8,638)	(8,751)	48,730	16,163	78,562
Per share - basic	(0.15)	0.43	(0.58)	(0.11)	(0.12)	0.69	0.23	1.13
Per share - diluted	(0.15)	0.43	(0.58)	(0.11)	(0.12)	0.69	0.23	1.09
Cash provided by operating activities	85,401	35,573	1,363	35,292	48,764	17,732	34,673	60,195
Adjusted funds flow(4)	49,210	21,913	24,539	40,162	38,051	33,843	31,444	52,950
Capital expenditures(4)	40,625	56,662	49,593	56,731	17,896	10,840	26,299	13,161
Adjusted free cash flow (deficit)(4)	8,585	(34,749)	(25,054)	(16,569)	20,155	23,003	5,145	39,789
FINANCIAL POSITION
Cash and cash equivalents	9,480	2,962	544	41,974	114,656	69,980	72,238	67,419
Total assets	2,784,827	1,312,016	1,298,318	1,285,444	1,303,797	1,285,472	1,270,152	1,257,471
Total non-current financial liabilities	642,649	54,800	36,108	22,751	332,528	331,914	338,990	100,181
Total debt	603,864	24,636	2,361	-	321,869	314,705	329,627	328,930
Shareholders’ equity	1,899,230	1,146,861	1,093,568	1,166,857	879,436	886,993	838,126	821,431

(1)	These benchmark prices are not the Company’s realized sales price.
(2)	Quarterly average exchange rates as per the Bank of Canada.
(3)	Supplementary financial measure. Refer to the “Supplementary Financial Measures” section of this MD&A.
(4)	Non-GAAP measures or ratios without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 20

RISK FACTORS

The Company’s business is subject to numerous risks and uncertainties, any of which may adversely affect the Company’s business and its financial results and results of its operations. Certain of these risks and uncertainties are described throughout this MD&A. For additional information refer to the “Risk Factors” section in our 2025 AIF, which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.greenfireres.com.

NON-GAAP AND OTHER FINANCIAL MEASURES

Certain financial measures in this MD&A are non-GAAP financial measures or ratios. These non-GAAP measures do not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other companies. These non-GAAP measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS Accounting Standards. This MD&A also contains supplementary financial measures. Supplementary financial measures are derived from IFRS Accounting Standards. Non-GAAP and supplementary financial measures are not intended to represent or replace measures prepared in accordance with IFRS Accounting Standards.

Non-GAAP financial measures and ratios include: adjusted EBITDA, operating netback, operating netback, excluding realized gain (loss) on risk management contracts, adjusted funds flow, adjusted free cash flow (deficit), effective royalty rate, capital expenditures, available funding, net surplus (debt) and per barrel figures associated with non-GAAP financial measures.

Supplementary financial measures include: gross profit (loss), and depletion.

While these measures are commonly used in the oil and natural gas industry, the Company’s determination of these measures may not be comparable with calculations of similar measures presented by other reporting issuers. We believe that the inclusion of these specified financial measures provides useful information to financial statement users when evaluating the financial results of Greenfire.

Non-GAAP Financial Measures & Ratios

Adjusted EBITDA (including per barrel ($/bbl))

Adjusted EBITDA is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. When adjusted EBITDA is expressed on a per barrel basis it is a non-GAAP ratio.

Adjusted EBITDA is calculated as net income (loss) and comprehensive income (loss) before interest and financing costs, income taxes, depletion, depreciation and amortization, transaction costs, refinancing costs and is adjusted for certain non-cash items, or other items that are considered non-recurring in nature or outside of normal business operations. Adjusted EBITDA ($/bbl) is calculated by dividing adjusted EBITDA by the Company’s total bitumen sales volume in a specified period.

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA. For a reconciliation of net income (loss) and comprehensive income (loss) to adjusted EBITDA, see the “Financial Results – Net Income (loss) and comprehensive income (loss) and Adjusted EBITDA” section in this MD&A.

Operating Netback (including per barrel ($/bbl)) and Operating Netback, excluding realized gain (loss) on risk management contracts (including per barrel ($/bbl))

Operating netback and operating netback, excluding realized gain (loss) on risk management contracts are financial measures widely used in the oil and gas industry as measures of a company’s profitability. When Operating netback is expressed on a per barrel basis it is a non-GAAP ratio.

Operating netback, excluding realized gain (loss) on risk management contracts is comprised of gross profit (loss), plus loss on risk management contracts, less gain on risk management contracts and plus depletion expense on the Company’s operating assets. Operating netback, excluding realized gain (loss) on risk management contracts per barrel ($/bbl) is calculated by dividing operating netback, excluding realized gain (loss) on risk management contracts by the Company’s bitumen sales volume in a specified period. Operating netback is further adjusted for realized gain (loss) risk management contracts, as appropriate. Operating netback per barrel ($/bbl) is calculated by dividing operating netback by the Company’s bitumen sales volume in a specified period.

Gross profit (loss) is the most directly comparable GAAP measure to operating netback and operating netback, excluding realized (gain) loss on risk management contracts. See the “Financial Results – Operating Netback” section in this MD&A for a reconciliation of gross profit (loss) to operating netback and operating netback, excluding realized gain (loss) on risk management contracts.

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 21

Adjusted Funds Flow

Management uses the adjusted funds flow measure to evaluate the Company’s ability to fund its capital programs and meet its ongoing financial obligations using cash flow internally generated from ongoing operating related activities.

Adjusted funds flow is computed as cash provided by operating activities, excluding the impact of changes in non-cash working capital, transaction costs and transactions considered non-recurring in nature or outside of normal business operations.

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow, which is a non-GAAP measure. For a reconciliation of cash provided by operating activities to adjusted funds flow, see the “Capital Resources and Liquidity – Adjusted Funds Flow and Adjusted Free Cash Flow (Deficit)” section in this MD&A.

Adjusted Free Cash Flow (Deficit)

Management uses adjusted free cash flow (deficit) as an indicator of the efficiency and liquidity of its business, measuring its funds after capital investment that are available to manage debt levels and return capital to shareholders.

Adjusted free cash flow (deficit) is computed as cash provided by operating activities, excluding the impact of changes in non-cash working capital, adjusted for transaction costs and transactions considered non-recurring in nature or outside of normal business operations, plus proceeds from disposition, less property, plant and equipment expenditures and property acquisitions but excluding cash paid for corporate acquisitions. Corporate acquisitions are acquisitions in which Greenfire acquires an equity interest in another corporation.

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted free cash flow (deficit). For a reconciliation of cash provided by operating activities to adjusted free cash flow (deficit), see the “Capital Resources and Liquidity – Adjusted Funds Flow and Adjusted Free Cash Flow (Deficit)” section in this MD&A.

Effective Royalty Rate

Management uses effective royalty rate, a non-GAAP ratio, to compare between pre and post-payout crown royalties by calculating a royalty rate on a consistent basis. “Payout” is reached when net revenue is greater than costs for the cumulative project. Royalties consist of crown royalties on bitumen production paid to the Province of Alberta, based on government prescribed royalty rates and gross overriding royalties paid to third-party royalty holders.

Pre-payout royalty rates range from 1% to 9%, depending on the average monthly Canadian dollar equivalent WTI benchmark price, and are applied to gross revenue. For royalty purposes, gross revenue is determined based on blended bitumen sales revenue, net of diluent costs and applicable transportation and storage costs.

Post-payout royalty rates range from 25% to 40%, depending on the average monthly Canadian dollar equivalent WTI benchmark price, and are applied to net revenue. For royalty purposes, net revenue is determined as gross revenue less allowable operating and capital costs. Post-payout royalties are calculated as the greater of the net revenue royalty and the pre-payout gross revenue royalty.

The actual royalty rate applied will differ from the effective royalty rate. The effective royalty rate is calculated as royalty expense divided by oil sales after diluent and oil transportation expenses.

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2026	2025	2026	2025
Oil sales	305,254	141,137	631,975	469,316
Diluent expense	(104,809)	(49,011)	(234,677)	(179,295)
Oil transportation expense	(14,967)	(9,607)	(35,621)	(30,191)
Oil sales after diluent and transportation expense	185,478	82,519	361,677	259,830
Royalties	35,201	4,538	47,425	15,294
Effective royalty rate	18.98%	5.50%	13.11%	5.89%

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 22

Capital Expenditures

Greenfire uses capital expenditures to monitor the cash flows it invests into property, plant and equipment. Capital expenditures is calculated as property, plant and equipment expenditures, including expenditures for direct acquisitions of oil and gas properties and other assets, less proceeds from dispositions of property, plant and equipment. Capital expenditures excludes cash paid for corporate acquisitions, which are acquisitions in which Greenfire acquires an equity interest in another corporation.

Management uses capital expenditures to assess the Company’s investment in its asset base, including development activities and direct asset acquisitions. Management believes that capital expenditures provides investors, analysts and other stakeholders with useful insight into the Company’s investments into property, plant and equipment.

Property, plant and equipment expenditures is the most directly comparable GAAP measure to capital expenditures. For a reconciliation of cash used in investing activities to capital expenditures, see the “Capital Resources and Liquidity – Capital Expenditures” section of this MD&A.

Net Surplus (Debt)

Management uses net surplus (debt) to monitor and evaluate the Company’s financial strength, and financing requirements.

Net surplus (debt) is computed as the face value of Greenfire’s debt adjusted for accounts payable and accrued liabilities, cash, accounts receivable, inventories, and prepaid expenses and deposits.

Debt is the most directly comparable GAAP measure to net surplus (debt). For a reconciliation of debt to net surplus (debt), see the “Capital Resources and Liquidity – Net Surplus (Debt)” section in this MD&A.

Available Funding

Management uses available funding to assess liquidity, financial flexibility and the Company’s ability to fund capital expenditures and other obligations as they come due.

Available funding is calculated as working capital surplus (deficit), adjusted to exclude the current portion of risk management contracts, current portion of lease liabilities and other, current portion of decommissioning obligations, warrant liabilities, assets held for sale, and liabilities associated with assets held for sale, and including the undrawn capacity available under the Company’s Senior Credit Facility.

Net working capital surplus (deficit) is the GAAP measure that is the most directly comparable measure to available funding. For a reconciliation of net working capital surplus (deficit) to available funding, see the “Capital Resources and Liquidity – Available Funding” section in this MD&A.

Supplementary Financial Measures

Gross Profit (Loss)

Gross profit (loss) is a supplementary financial measure prepared on a consistent basis with IFRS Accounting Standards. Greenfire uses gross profit (loss) to assess its core operating performance before considering other expenses such as general and administrative costs, financing costs, and income taxes. Gross profit (loss) is calculated as oil sales, net of royalties, plus gains on risk management contracts, less losses on risk management contracts, diluent expense, operating expense, depletion expense on the Company’s operating assets, transportation expenses and marketing expenses.

Management believes that gross profit (loss) provides investors, analysts, and other stakeholders with useful insight into the Company’s ability to generate profitability from its core operations before non-operating expenses. See the “Financial Results – Gross Profit (Loss)” section in this MD&A for a reconciliation of gross profit (loss).

Depletion

The term “depletion” or “depletion expense” is the portion of depletion and depreciation expense reflecting the cost of development and extraction of its bitumen reserves. The term “Depreciation expense” is the portion of depletion and depreciation expense for assets not directly associated with the development and extraction of the Company’s bitumen reserves.

Management uses these metrics to analyze those costs directly associated with capital cost of different property, plant and equipment types. A quantitative reconciliation of depletion expense and depreciation expense to the most directly comparable GAAP financial measure, Depletion and depreciation expense, is contained under the “Financial Results – Depletion and Depreciation Expenses” section of this MD&A.

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 23

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company enters into commitments and contractual obligations in the normal course of operations. The following table is a summary of management’s estimate of the contractual maturities of obligations as at September 30, 2026:

($ thousands)	1 Year	2-3 Years	4-5 Years	Thereafter	Total
Accounts payable and accrued liabilities	176,256	-	-	-	176,256
Risk management contracts	49,466	4,773	-	-	54,239
Lease liabilities and other(1)	3,209	4,009	1,046	1,197	9,461
Debt(2)	1,625	573,850	4,816	35,337	615,628
Financial liabilities	230,556	582,632	5,862	36,534	855,584
Transportation commitments	52,301	261,113	321,930	1,249,494	1,884,838
Total future payments	282,857	843,745	327,792	1,286,028	2,740,422

(1)	Amounts represent expected undiscounted cash payments.
(2)	Amounts represent undiscounted principal only and exclude interest and transaction costs.

Management believes its current capital resources, combined with its ability to manage cash flow and working capital requirements, will enable the Company to meet its current and future obligations, and fund other business needs. In the short term, the Company anticipates meeting its cash requirements through a combination of cash on hand, operating cash flows, and accessing its available credit facilities.

OFF-BALANCE SHEET ARRANGEMENTS

Greenfire does not maintain off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and which are not disclosed in the financial statements.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on a regular basis. The emergence of new information and changed circumstances may result in actual results or changes to estimates that differ materially from current estimates. The Company’s use of estimates and judgements in preparing the annual financial statements is discussed in Note 2 of the annual financial statements.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures (“DC&P”)

The Company’s President and Vice President, Finance (“VP Finance”) have established and maintained DC&P and evaluated the effectiveness of the design and operation of these controls to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s President and VP Finance by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in the annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. Based on that evaluation, and subject to the scope limitation described below, the President and the VP Finance have concluded and certified the Company’s DC&P are effective as of September 30, 2026.

Internal Control over Financial Reporting (“ICFR”)

Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over the Company’s financial reporting is a process designed by, or designed under the supervision of, the Company’s President and VP Finance, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual financial statements and interim financial statements for external purposes in accordance with IFRS Accounting Standards.

The Company’s President and VP Finance have assessed the effectiveness of the Company’s ICFR as defined in Rules 13a-15(f) and 15d-15(f) of the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”). This assessment was based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Subject to the scope limitation described below, the President and VP Finance have concluded and certified that the Company’s ICFR was effective as of September 30, 2026.

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 24

There have been no changes in the Company’s internal control over financial reporting that occurred during the period ended September 30, 2026, other than those associated with the Connacher Acquisition described below, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met, and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Connacher Acquisition

On August 5, 2026, Greenfire completed the acquisition of Connacher. Connacher’s operations have been included in Greenfire’s consolidated financial statements since the acquisition date. However, Greenfire has not had sufficient time to appropriately assess the DC&P and ICFR previously used by Connacher or fully integrated them with those of Greenfire. As a result, Greenfire’s certifying officers have limited the scope of their design of DC&P and ICFR to exclude controls, policies and procedures of Connacher (as permitted by applicable securities laws in Canada and the U.S.). Greenfire expects to complete its assessment and integration of Connacher’s controls, policies and procedures by August 5, 2027.

During the three months ended September 30, 2026, the assets previously held by Connacher contributed revenues of $131.7 million (representing 43% of total revenues) and net income before taxes of $10.4 million. At September 30, 2026, current assets of $173.8 million, non-current assets of $1,337.7 million, current liabilities of $147.0 million and non-current liabilities of $57.1 million were associated with the acquired entity.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements or forward-looking information within the meaning of the applicable United States federal securities laws and applicable Canadian securities laws (forward-looking information being collectively hereinafter referred to as “forward-looking statements”). Such forward-looking statements are based on expectations, estimates and projections as at the date of this MD&A. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends”, or variations of such words and phrases (including negative and grammatical variations), or stating that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements and information concerning: the intentions, strategy, plans and future actions of the Company; that Greenfire plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth; Greenfire’s strategic objective to manage and enhance its asset portfolio to maximize long-term net asset value per share for Greenfire shareholders, including by investing in proven, industry-standard SAGD optimization techniques; the expected benefits from the Acquisition, including the $30 million annual cash flow synergy target; expected production ramp-up from Pad 7; expected timing for first steam injection, and first oil production from Pad 5SE and Pad 8; expected timing for the planned infill well drilling programs at the Demo Asset and the Great Divide Asset; expectations that cash provided by operating activities will be sufficient to cover the Company’s operational commitments and financial obligations; the term of certain marketing contracts; management’s belief that the Company’s current capital resources and its ability to manage cash flow and working capital levels will allow the Company to meet its current and future obligations, to make interest and principal payments, and to fund the other needs of the business; expectations related to the Company’s risk management program; expected timing for the completion of Greenfire’s assessment and integration of Connacher’s controls, policies and procedures; and statements relating to the business and future activities of the Company after the date of this MD&A.

Forward-looking statements are based on the beliefs of the Company’s management, as well as on assumptions, which management believes to be reasonable based on information available at the time such statements were made. In addition to other assumptions set out herein, the forward-looking statements contained herein are based on the following assumptions: the ability to realize the expected benefits and synergies from the Acquisition; the quality of the integrated resource/assets meeting expectations; the ability and timing to complete the assessment and integration of Connacher’s controls, policies and procedures; Greenfire’s ability to compete with other companies; the anticipated future financial or operating performance of the Company; the expected results of operations, including expectations regarding development at Pad 7, Pad 5SE and Pad 8 and the expected timing of the infill well drilling programs at the Demo Asset and the Great Divide Asset; expectations that current trends and impacts may continue; assumptions as to future drilling results; assumptions as to costs and commodity prices; the timing and amount of funding required to execute the Company’s business plans; assumptions about future capital expenditures; the effect on the Company of any changes to existing or new legislation or policy or government regulation; the length of time required to obtain permits, certifications and approvals; the availability of labor; estimated budgets; assumptions about future interest and currency exchange rates; assumptions underlying Greenfire’s available corporate tax pools and applicable royalty rates; requirements for additional capital; the timing and possible outcome of regulatory and permitting matters; Greenfire’s ability to obtain all applicable regulatory approvals in connection with the operation of its business; goals; strategies; future growth and the adequacy of financial resources. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 25

Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual results, performance or achievements to differ from those expressed or implied by the forward-looking statements, including, without limitation: delay or inability to realize the expected benefits and synergies from the Acquisition; the quality of the integrated resource/assets failing to meet expectations; the delay or inability to complete the assessment and integration of Connacher’s controls, policies and procedures; a decline in oil prices or widening of differentials between various crude oil prices; lower than expected reservoir performance, including, but not limited to: lower oil production rates; the inability to recognize continued or increased efficiencies from the Company’s production enhancement program and processing plant enhancements; reduced access to or an increase in the cost of diluent; an increase in the cost of natural gas or electricity; the reliability and maintenance of Greenfire’s facilities; equipment failures that result in a failure to achieve expected benefits of capital expenditure programs or result in reduced production or increased costs; supply chain disruption and risks of increased costs relating to inflation; the uncertainty of reserve estimates and estimates and projects relating to production, costs and expenses; uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the safety and reliability of pipelines and trucking services that transport Greenfire’s products; the need to drill additional wells; the cost to transport bitumen, diluent and bitumen blend, and the cost to dispose of certain by-products; the availability and cost of insurance and the inability to insure against certain types of losses; severe weather or catastrophic events such as fires, droughts, lightning, earthquakes, extreme cold weather, storms or explosions; seasonal weather patterns and the corresponding effects of the spring thaw on Greenfire’s properties; operational and financial risks associated with wildfires in Alberta; the availability of pipeline capacity and other transportation and storage facilities for the Company’s bitumen blend; the cost of chemicals used in Greenfire’s operations, including, but not limited to, in connection with water and/or oil treatment facilities; the availability of and access to drilling equipment and key personnel; risks of cybersecurity threats including the possibility of potential breakdown, invasion, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of the Company’s information technology systems; Canadian heavy and light oil export capacity constraints and the resulting impact on realized pricing; the impact of global wars and conflicts on global stability including the impacts of the Russia-Ukraine war and the conflicts in the Middle East, commodity prices and the world economy, changes in the political landscape and/or legal, tax, royalty and regulatory regimes in Canada, and elsewhere; changes in applicable tariff rates; the cost of compliance with applicable regulatory regimes, including, but not limited to, environmental regulation and Government of Alberta production curtailments, if any; the ability to attract or access capital as a result of changing investor priorities and trends, including as a result of climate change, environmental, social and governance initiatives, the adoption of decarbonization policies and the general negative sentiment towards the oil and gas industry; hedging risks; variations in foreign exchange and interest rates; failure to accurately estimate abandonment and reclamation costs; the potential for management estimates and assumptions to be inaccurate; risks associated with acquisitions; and general economic, market and business conditions in Canada, the United States and globally.

The lists of risk factors set out in this MD&A or in the Company’s other public disclosure documents are not exhaustive of the factors that may affect any forward-looking statements of the Company. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out in this MD&A generally and certain economic and business factors, some of which may be beyond the control of the Company. In addition, the global financial and credit markets have experienced significant debt and equity market and commodity price volatility which could have a particularly significant, detrimental and unpredictable effect on forward-looking statements. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company’s security holders should not place undue reliance on forward-looking statements.

You should carefully consider all of the risks and uncertainties described in the “Risk Factors” section of the Company’s 2025 AIF, which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.greenfireres.com.

INITIAL PRODUCTION RATES

References in this MD&A to initial production rates, other short-term production rates or initial performance measures relating to new wells are useful in confirming the presence of hydrocarbons; however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long-term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Company. Accordingly, the Company cautions that short-term initial results should be considered to be preliminary.

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 26

ABBREVIATIONS

The following provides a summary of common abbreviations used in this document:

AECO	Alberta natural gas price reference location
AIF	Annual Information Form
APSG	Account Performance Security Guarantee
bbl	Barrel
bbls/d	Barrels per day
$ or C$	Canadian dollars
C5+	Pentanes and heavier hydrocarbons, commonly referred to as condensate or diluent
DC&P	Disclosure controls and procedures
EDC	Export Development Canada
EBITDA	Earnings before interest, taxes, depreciation and amortization
FX	Foreign exchange
G&A	General and administrative
GJ	Gigajoule
HE	Hangingstone Expansion Asset
ICFR	Internal control over financial reporting
IFRS	IFRS® Accounting Standards as issued by the International Accounting Standards Board
MD&A	Management’s Discussion and Analysis
MWh	Megawatt-hour
NCG	Non-condensable gas
NYMEX	New York Mercantile Exchange
SAGD	Steam-Assisted Gravity Drainage
SEC	United States Securities and Exchange Commission
U.S.	United States
US$	United States dollars
WCS	Western Canadian Select
WEF	Waterous Energy Fund and its affiliates
WTI	West Texas Intermediate

ADDITIONAL INFORMATION

Additional information relating to the Company is available on https://www.greenfireres.com and can also be found on a website maintained by the SEC at www.sec.gov and on Greenfire’s SEDAR+ profile at www.sedarplus.ca.

Greenfire Resources Ltd.	2026 Q3 Management’s Discussion and Analysis | 27